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                               November 7, 2005


VIA EDGAR
---------

Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Washington, DC 20549

      RE:   NEBS BANCSHARES, INC.
            AMENDMENT NUMBER ONE TO REGISTRATION STATEMENT ON FORM SB-2 FILED OCTOBER 26, 2005
            FILE NO. 333-128277
            -------------------


Dear Mr. Schiffman:

      On behalf of NEBS Bancshares, Inc., this response is being filed in response to the Staff's comment letter, dated November 3, 2005. To aid in your review, we have repeated the Staff's comment followed by NEBS Bancshares' response.

COMMENT NO. 1:

FINANCIAL STATEMENTS
--------------------

NOTE 3 - INVESTMENT IN AVAILABLE-FOR-SALE SECURITIES, PAGE F-14
---------------------------------------------------------------

      WE NOTE YOUR REVISED DISCLOSURE ON PAGE F-16 IN RESPONSE TO COMMENT 12 OF OUR LETTER DATED OCTOBER 11, 2005. PLEASE PROVIDE US WITH YOUR COMPREHENSIVE ANALYSIS BASED ON THE FACTORS DESCRIBED IN SAB TOPIC 5.M EXPLAINING YOUR BASIS FOR CONCLUDING THAT YOUR INVESTMENT IN BOND MUTUAL FUNDS WAS NOT OTHER THAN TEMPORARILY IMPAIRED AS OF MARCH 31, 2005 AND JUNE 30, 2005. IN YOUR ANALYSIS, EXPLAIN HOW YOU DETERMINED THAT YOU HAVE THE INTENT AND ABILITY TO RETAIN THESE INVESTMENTS FOR A PERIOD OF TIME SUFFICIENT TO ALLOW FOR ANY ANTICIPATED RECOVERY IN MARKET VALUE IN LIGHT OF THE FACT THAT THESE ARE EQUITY INVESTMENTS FOR WHICH THERE ARE NO CONTRACTUAL PROVISIONS FOR A RETURN OF YOUR PRINCIPAL INVESTMENT. PLEASE TELL US THE TIME PERIOD YOU ESTIMATE UNTIL THE FORECASTED RECOVERY OF FAIR VALUE UP TO THE COST OF THE INVESTMENT AND YOUR BASIS FOR THAT ESTIMATE.


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Mr. Todd Schiffman
November 7, 2005
Page 2

RESPONSE TO COMMENT NO. 1:

      The Staff is supplementally advised that the two marketable equity securities in an unrealized loss position at June 30, 2005 are mutual fund investments (Ultra Short Mortgage Fund and Ultra Short Fund) with Asset Management Fund. The Ultra Short Mortgage Fund invests in short-term mortgage related investments and the Ultra Short Fund invests in short-term mortgage and income producing investments. Both funds are rated "AAAf" by Standard & Poor's, the highest rating given by that agency. Management has assessed these two marketable equity securities, which are classified as available-for-sale, for other than temporary impairment at June 30, 2005 and March 31, 2005 and determined the decline in fair value below amortized cost to be temporary.

      In making this determination management considered: (1) the period of time the securities were in a loss position; (2) the percentage decline in comparison to the securities' amortized cost; (3) the financial condition of the issuer; and (4) the ability and intent of New England Bancshares, Inc. (the "Company") to hold these securities until their fair value recovers to their amortized cost. The Company's analysis of the four factors is as follows:

      THE PERIOD OF TIME THE SECURITIES WERE IN A LOSS POSITION AND THE PERCENTAGE DECLINE IN COMPARISON TO THE SECURITIES' AMORTIZED COST. The Company has been invested in the Ultra Short Mortgage Fund since its inception in 1991 and has been invested in the Ultra Short Fund since 2001. Since the date of investment, the net asset values of the funds have fluctuated based on short-term interest rates since the duration of the underlying investments in both funds is approximately 0.9 years.

      The mutual funds' net asset values primarily react to the movement of the one-year CMT rate. Since the duration of the underlying securities is approximately 0.9 years, we have analyzed the relationship of the one-year CMT rate to the lagging CMT rate twelve months prior and the percentage over and under the twelve-month prior one-year CMT rate. There is typically a high correlation between the net asset value and the movement of the lagging twelve-month one-year CMT rate in relation to the one-year CMT rate.

      Ultra Short Mortgage Fund:


              Unit        Unit      Unrealized
           Investment   Net Asset   Gain/(Loss)   One-year
  DATE       Price        Value          %          CMT
  ----       -----        -----     -----------     ---
 3/31/00     $9.98       $9.84         (1.4)%       6.30%
 3/31/01      9.97        9.94         (0.3)        4.19
 3/31/02      9.96        9.93         (0.3)        2.70
 3/31/03      9.96        9.95         (0.1)        1.27
 3/31/04      9.98        9.89         (0.9)        1.17
 3/31/05      9.98        9.79         (1.9)        3.38
 6/30/05      9.98        9.75         (2.3)        3.46

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Mr. Todd Schiffman
November 7, 2005
Page 3

      Ultra Short Fund:


              Unit        Unit      Unrealized
           Investment   Net Asset   Gain/(Loss)   One-year
  DATE       Price        Value          %          CMT
  ----       -----        -----     -----------     ---
 3/31/02     $9.97       $9.97           - %        2.70%
 3/31/03      9.97        9.97           -          1.27
 3/31/04      9.97        9.95         (0.2)        1.17
 3/31/05      9.97        9.82         (1.5)        3.38
 6/30/05      9.97        9.81         (1.6)        3.46

      The tables above show the relationship between the unrealized gain/loss of the marketable equity securities and the one-year CMT rate. Due to the 0.9 year fund duration, it is necessary to compare the one-year CMT rate to the one-year CMT rate twelve months earlier. For example, the large increase in the unrealized loss for the Ultra Short Mortgage Fund from March 31, 2004 to March 31, 2005 was caused by a 221 basis point increase in the one-year CMT Rate for the same time period. Conversely, for the period from March 31, 2000 to March 31, 2001, when the one-year CMT rate decreased by 211 basis points, the unrealized loss as a percentage of the Company's cost basis decreased from 1.4% to 0.3%. The only exception to that trend occurred around March 31, 2002, due to rates declining to 40 year lows. As this fund is comprised largely of mortgage-related securities, the majority of borrowers refinanced their loans and negatively impacted the value of the fund. However, as the one-year CMT rate decreased by an additional 143 basis points at March 31, 2003 the unrealized loss decreased from 0.3% at March 31, 2002 to 0.1% at March 31, 2003.

      As of June 30, 2005, the one-year CMT rate exceeded the lagging twelve-month CMT rate by 37% and the resulting net asset value of the Ultra Short Mortgage Fund was $9.75 per share. The same 37% relationship existed between the twelve-month lagging one-year CMT rate and the one-year CMT rate in July 1994. At that date, the net asset value per share of the fund was $9.84. Over the following eighteen months, the relationship reversed so that the twelve-month lagging one-year CMT rate exceeded the one-year CMT rate by 39% and the and the fund's net asset value per share increased to $9.99 compared to our cost basis of $9.98. This same cycle repeated itself during the period of October 1999 through October 2001.

      The Company subscribes to an interest rate forecast service by Global Insight, the leading economic and financial forecasting company in the world. Global Insight predicts the Federal Reserve Bank's tightening monetary policy will cease in the first quarter of 2006 and that short-term rates will stabilize and remain flat for a period of at least one year. As such, based on the historical performance of the fund, we anticipate that the net asset value per share of both the Ultra Short Mortgage Fund and the Ultra Short Fund will rise and eventually match or exceed our cost basis in the funds.

      THE FINANCIAL CONDITION OF THE ISSUER. Standard & Poor's has rated both funds "AAAf" which is their highest rating.


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Mr. Todd Schiffman
November 7, 2005
Page 4

      THE ABILITY AND INTENT OF THE COMPANY TO HOLD THESE SECURITIES UNTIL THEIR FAIR VALUE RECOVERS TO THEIR AMORTIZED COST. The Company is not reliant on the proceeds from these investments for its operations. Accordingly, the Company has the ability to hold onto these securities for a long period of time without negative impact to its liquidity. The Company intends to hold these securities until the fair values recover to the amortized costs. As can be seen with the fourteen-year holding period of the Ultra Short Mortgage Fund, the Company considers these funds to be core investment holdings.

      Management believes the decline in fair value is directly related to the historically low interest rate environment in fiscal 2003 and 2004 and the subsequent 229 basis point increase in the one-year CMT for the fifteen months ended June 30, 2005, and not to the credit deterioration of the individual issuer or the underlying investments. Based on this and the above analysis, the Company believes that the two marketable equity securities are not considered to be other than temporarily impaired.

      If you have any questions concerning this submission, please telephone the undersigned at (202) 686-4930.

                              Very truly yours,

                              MULDOON MURPHY & AGUGGIA LLP

                              /s/ Scott A. Brown

                              Scott A. Brown

cc: Jessica Livingston, Securities and Exchange Commission Nancy Maloney, Securities and Exchange Commission
      Joyce Sweeney, Securities and Exchange Commission
      Donald W. Dwyer, Office of Thrift Supervision - DC
      John P. Harootunian, Office of Thrift Supervision - DC Karen Marcotte, Office of Thrift Supervision - DC
      Roger Smith, Office of Thrift Supervision - DC
      Lauren S. Yablonsky, Office of Thrift Supervision - NE David J. O'Connor, NEBS Bancshares, Inc.
      Scott D. Nogles, NEBS Bancshares, Inc.
      Lawrence M. F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP Michael J. Brown, Esq., Muldoon Murphy & Aguggia LLP